UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BETA OIL & GAS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities )

08659A104
(CUSIP Number)

Stephen W. Ray, Esq.
Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C.
320 South Boston, Suite 400
Tulsa, Oklahoma 74103
(918) 594-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 08659A104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of Above Persons (entities only).

Steve A. Antry and Lisa L. Antry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

United States of America

	7.	Sole Voting Power

Number of Shares		1,256,000
Beneficially Owned by
Each Reporting	8.	Shared Voting Power
Person With

		-0-

	9.	Sole Dispositive Power

		1,256,000

	10.	Shared Dispositive Power

		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,256,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

10.1%

14.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of Above Persons (entities only).

Rolf N. Hufnagel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

United States of America

	7.	Sole Voting Power

Number of Shares		780,000
Beneficially Owned by
Each Reporting	8.	Shared Voting Power
Person With		-0-

	9.	Sole Dispositive Power

		780,000

	10.	Shared Dispositive Power

		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

780,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

6.28%

14.	Type of Reporting Person (See Instructions)

IN

PRELIMINARY NOTE

     This Amendment No. 1 (“Amendment No. 1”) amends the original Schedule 13D filed on June 13, 2003 (the “Original Schedule 13D”) by the Reporting Persons (hereinafter defined). The Original Schedule 13D, as amended by Amendment No. 1, is sometimes referred to herein as this “Schedule 13D”).

     This Amendment No. 1 is being filed because the Reporting Persons in light of activities undertaken, may be deemed to be members of a group that may be deemed to be the beneficial owner in the aggregate of in excess of five percent (5%) of the Common Stock, par value $0.001 per share, of Beta Oil & Gas, Inc., a Nevada corporation. Notwithstanding the foregoing, the filing of this Amendment No. 1 should not be deemed an admission that the Reporting Persons comprise a group within the meaning of §13(d)(3) of the Securities Exchange Act of 1934, as amended.

     The information contained in this Amendment No. 1 is as of the date hereof, unless otherwise expressly provided herein. This Amendment No. 1 amends, supplements and restates in whole the Original Schedule 13D to read as follows:

Item 1. Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Beta Oil & Gas, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at Two Warren Place, 6120 South Yale Avenue, Suite 813, Tulsa, Oklahoma 74136.

Item 2. Identity and Background.

     (a)  This Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Steve A. Antry (“S. Antry”) and Lisa L. Antry (“L. Antry”), husband and wife (S. Antry and L. Antry are collectively referred to herein as “Antry”), and Rolf N. Hufnagel, an individual (“Hufnagel”, and collectively with Antry, the “Reporting Persons”).

     (b)  The residence address of Antry is 11814 South Sheridan Road, Tulsa, Oklahoma 74008. The business address of Hufnagel is 6100 South Yale Avenue, Suite 300, Tulsa, Oklahoma 74136.

     (c)  The present principal occupation or employment of S. Antry is oil and gas investments from his residence at 11814 South Sheridan Road, Tulsa, Oklahoma 74008. The present principal occupation or employment of L. Antry is oil and gas investments from her residence at 11814 South Sheridan Road, Tulsa, Oklahoma 74008. The present principal occupation of Hufnagel is Chairman of Crimson Resources, Inc., with an address of 6100 South Yale Avenue, Suite 300, Tulsa, Oklahoma 74136.

     (d)  During the last 5 years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During the last 5 years, none of the Reporting Persons has been a party to a civil proceeding of a judicial administrative body of competent jurisdiction as a result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The citizenship of each of the Reporting Persons is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4. Purpose of Transaction.

     The Reporting Persons are not filing this Schedule 13D because of an acquisition of Common Stock of the Company. As stated in the Preliminary Note above, the Reporting Persons, although they are not admitting that they comprise a group within the meaning of §13(d)(3) of the Exchange Act, are filing this Schedule 13D in light of activities undertaken, because they may be deemed to be members of a group that may be deemed to be the beneficial owner in the aggregate of in excess of five percent (5%) of the Common Stock of the Company.

     Pursuant to the Original Schedule 13D, the Reporting Persons disclosed their intent at the Annual Meeting of Stockholders of the Company to be held June 20, 2003, to (i) nominate during such meeting one or two persons to be elected as directors of the Company, (ii) vote against the proposed amendment to the Company’s Articles of Incorporation, and (iii) vote against the proposed amendment to the Company’s Amended and Restated 1999 Incentive and Non-Statutory Stock Option Plan.

     Also pursuant to the Original Schedule 13D, the Reporting Persons advised that they had delivered to the Secretary of the Company their written notice to exercise their right of cumulative voting, together with advising that S. Antry had solicited, and would continue to solicit, proxies from other stockholders of the Company, all in accordance with the exemption under Rule 14a-2(b)(2) of the Exchange Act.

     Prior to the Annual Meeting of Stockholders, an agreement was entered into by S. Antry, Hufnagel, the Company, Robert E. Davis, Jr., David A. Wilkins and Robert C. Stone, Jr., relating to the manner in which the parties would vote their shares and certain other actions to be taken in connection with their proposals being presented at the meeting, among other matters (the “Agreement”).

Item 5. Interest in Securities of the Issuer.

     (a)  Antry presently is the beneficial owner of 1,256,000 shares of Common Stock of the Company. These securities represent 10.1% of the outstanding shares of Common Stock of the Company. Hufnagel is the beneficial owner of 780,000 shares of Common Stock of the Company. These securities represent 6.28% of the outstanding shares of Common Stock of the Company.

     (b)  Antry has the sole power to vote and dispose of 1,256,000 shares of Common Stock of the Company. Hufnagel has the sole power to vote and dispose of 780,000 shares of Common Stock of the Company.

     (c)  Not applicable.

     (d)  No person other than Antry has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Antry described in this Item 5. No person other than Hufnagel has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Hufnagel described in this Item 5.

     (e)  Not applicable.

Item 6. Contracts, Arrangements Understanding or Relationships with Respect to Securities of the Issuer.

     The Annual Meeting of Stockholders of the Company was held on June 20, 2003. Prior to the meeting, the Agreement was entered into. Performance required by the parties under the Agreement at the meeting and immediately thereafter occurred in accordance with the terms of the Agreement. Any other arrangements previously disclosed by the Reporting Persons have been concluded. Except for the Agreement, no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, exist.

Item 7. Material to be Filed as Exhibits.

     See the Joint Filing Agreement of the Reporting Persons attached hereto as Exhibit A, and the Agreement attached hereto as Exhibit B.

Signature

     After reasonable inquiry and to best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2003	/s/ Steve A. Antry

STEVE A. ANTRY

Dated: June 30, 2003	/s/ Lisa L. Antry

LISA L. ANTRY

Dated: June 30, 2003	/s/ Rolf N. Hufnagel

ROLF N. HUFNAGEL

EXHIBIT A

JOINT FILING AGREEMENT

     This Joint Filing Agreement (this “Agreement”) dated as of the 20th day of June, 2003, is by and among the undersigned parties.

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Beta Oil & Gas, Inc., a Nevada corporation, and further agree that this Agreement be included as an exhibit to such joint filing (including amendments thereto).

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

/s/ Steve A. Antry

STEVE A. ANTRY

/s/ Lisa L. Antry

LISA L. ANTRY

/s/ Rolf N. Hufnagel

ROLF N. HUFNAGEL

EXHIBIT B

AGREEMENT

     THIS AGREEMENT made and entered into this 20th day of June, 2003 by and among Steve A. Antry (“Antry”), Rolf N. Hufnagel (“Hufnagel”), Robert E. Davis, Jr. (“Davis”), David A. Wilkins (“Wilkins”), Robert C. Stone, Jr. (“Stone”), and Beta Oil & Gas, Inc. (“Beta”). Messrs. Antry and Hufnagel are entering into this Agreement as stockholders and as proxies for other holders of shares of the outstanding voting stock of Beta (“Shares”), Messrs. Davis, Wilkins and Stone are entering into this Agreement as Directors of Beta, stockholders and, in the case of Davis and Wilkins, as management proxies for other holders of Shares.

     WHEREAS, Messrs. Antry and Hufnagel have given notice of the exercise of the right to cumulative voting at the Annual Meeting of the Stockholders of Beta scheduled to be held on June 20, 2003 (the “Meeting”) at the offices of Beta in Tulsa, Oklahoma and have indicated publicly their intention to nominate one or two candidates for election as directors at the Meeting; and

     WHEREAS, certain issues and uncertainties have arisen regarding the voting of the Shares and the results of the election for Directors, which issues and uncertainties could result in ongoing legal, governance, operational and perhaps other controversies among the board members to the detriment of an efficient and effective management and governance of Beta; and

     WHEREAS, the parties hereto believe it is in the best interests of Beta and its stockholders to resolve the outstanding issues and uncertainties in the manner described herein.

     NOW, THEREFORE, in consideration for the mutual promises, commitments and obligations of the Parties hereunder and for other good and valuable consideration, the Parties hereto hereby agree as follows:

     1.     Election of Directors. It is agreed that Antry and Hufnagel shall nominate David Melman as a candidate for director from the floor at the Meeting. It is agreed that all of the Parties signing as stockholders and proxies will vote their shares for the following persons as Directors: Davis, Wilkins, Stone and Melman.

     2.     Expansion of Board Size and Filling Vacancies. Immediately following the Meeting, the Board will convene a meeting and shall adopt a resolution increasing the size of the Board of Beta from four members to five members and appointing Rolf N. Hufnagel as the person to fill the vacancy created by such expansion of the size of the Board.

     3.     Vote on Option Plan Amendment. Each of the Parties hereto signing as stockholders and as proxies agree to vote all of the shares they are entitled to vote in favor of the approval of the amendment of the Amended and Restated 1999 Incentive and Nonstatutory Option Plan.

     4.     Proposal to Amend Articles of Incorporation. It is agreed that the proposal of the Board to amend the articles of incorporation to eliminate cumulative voting will be withdrawn from the agenda and there will be no vote on that proposal.

     5.     Standstill Agreement. Antry and Hufnagel agree that for a period of one year from the date hereof, neither of them will solicit, engage in, participate in or encourage, directly or indirectly, any solicitation of proxies for any vote of Shares in a manner which is contrary to a recommended vote of the Board of Beta or any issue that may be presented to the stockholders. It is further agreed that during such period (i) neither of them will initiate any proposals for a vote by the stockholders, (ii) neither of them will acquire beneficial or record ownership of any Shares in addition to those they currently own (excluding from this restriction are any Shares which Hufnagel may be entitled to purchase under stock options he may receive as a director) and they will not form with any other stockholders of Beta a group (as that term is defined in Regulation D-G promulgated by the Securities and Exchange Commission) for the purpose of influencing or otherwise affecting or directing the management, direction or actions of Beta, and (neither of them will take any action to call for a special meeting of the stockholders of Beta. It is further agreed among all of the Parties who are or will be directors of Beta that none of them will solicit, encourage, engage or participate in any negotiations, discussions or proposals for the merger, acquisition, sale of assets or other business combination individually. Any unsolicited proposals that may come to or be directed to any Party will be promptly directed to the entire Board of Beta for its attention and action. Notwithstanding anything herein to the contrary, nothing contained herein shall be considered or construed as Antry’s or Hufnagel’s agreement with or consent to any recommended vote of the Board of Beta regarding any issue that may be presented to the stockholders.

     6.     Injunctive Relief. Each Party acknowledges that any failure to carry out any obligation under this Agreement, or a breach by such Party of any provision herein, will constitute immediate and irreparable damage to the other Parties, which cannot be fully and adequately compensated in money damages and which will warrant preliminary and other injunctive relief, an order for specific performance, and other equitable relief. Each Party further agrees that no bond or other security will be required in obtaining such equitable relief and each Party hereby consents to the issuance of such injunction and to the ordering of specific performance. Each Party also understands that other action may be taken and remedies enforced against such Party.

     7.     Governing Law. This Agreement shall be governed by and construed in accordance with the corporate law of the State of Nevada and the contract and other substantive law of the State of Oklahoma.

     8.     Non-Waiver. The Parties, by agreeing to the terms hereof, are not waiving any claims, causes of action, defense or other legal right or equitable rights each may have against any of the others not specifically referenced herein.

     EXECUTED and delivered in Tulsa, Oklahoma as of the day and year first written above.

Beta Oil & Gas, Inc.

By	/s/ David A. Wilkins

David A. Wilkins, President

/s/ Steve A. Antry

Steve A. Antry

/s/ Rolf N. Hufnagel

Rolf N. Hufnagel

/s/ Robert E. Davis, Jr.

Robert E. Davis, Jr.

/s/ David A. Wilkins

David A. Wilkins

/s/ Robert C. Stone, Jr.

Robert C. Stone, Jr.